SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Name of Reporting Persons. Craig F. Maier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,347,320[a]
8. Shared Voting Power 764,197[b]
9. Sole Dispositive Power 1,347,320[a]
10. Shared Dispositive Power 764,197[b]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,111,517a, [b]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.5%[a,b,c]
14.	Type of Reporting Person (See Instructions) IN

[a]

Includes: 231,478 shares of common stock, no par value, of Frisch’s Restaurants, Inc. (the “Shares”) which Mr. Maier has the right to acquire pursuant to the exercise of employee stock options; 160,290 Shares over which Mr. Maier has sole voting and dispositive power as Trustee under the Annette Frisch Amended and Restated Trust Agreement (the “Annette Frisch Trust”);

12,127 Shares and 12,000 Shares which can be acquired pursuant to the exercise of stock options over which Mr. Maier has sole voting and dispositive power as Executor of the Estate of Blanche F. Maier; 768,599 Shares over which Mr. Maier has sole voting and dispositive power as the General Partner of JBM Limited Partnership (“JBM”), an Ohio limited partnership; 12,117 Shares owned by Frisch New Richmond Big Boy, Inc. over which Mr. Maier has sole voting and dispositive power as President and sole shareholder of Frisch New Richmond Big Boy, Inc.; and 2,307 shares over which Mr. Maier has sole voting and dispositive power as Trustee of three trusts for the benefit of his minor children.

[b]	Includes 764,197 Shares over which Mr. Maier shares voting and dispositive power as a Co-Trustee of the Trust established under the Will of David Frisch, deceased (the “David Frisch Trust”).
[c]

Based on information from the Company, there were 5,346,119 shares of common stock, no par value, of the Company issued and outstanding as of July 24, 2009, which includes 243,478 Shares which can be acquired pursuant to the exercise of stock options.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

N/A. This Amendment is being filed to report that Craig F. Maier became the General Partner of JBM on September 8, 2009, and the Executor of the Estate of Blanche F. Maier on September 10, 2009.

As reported on his initial Schedule 13D, all Shares that Mr. Maier beneficially owns were acquired through gifts and bequests, purchases of shares with his personal funds, awards and exercises of stock options granted pursuant to the Company’s employee stock option plans and dividends and were previously disclosed on Schedule 13D’s or Form 3’s, 4’s or 5’s which were filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction

This Amendment is being filed to report that:

1.	Craig F. Maier became the General Partner of JBM on September 8, 2009, after the death of the prior General Partner, Blanche F. Maier. Craig F. Maier assumed sole voting and dispositive powers over the 768,599 Shares owned by JBM upon becoming the General Partner of JBM. Shares owned by JBM may in the future be distributed to Mr. Maier as a limited partner of JBM in accordance with the terms of the governing documents of JBM.

2.	Craig F. Maier became the Executor of the Estate of Blanche F. Mailer on September 10, 2009, and thereby assumed sole voting and dispositive powers over the 12,127 Shares owned by the Estate and the 12,000 Shares which the Estate has the right to acquire pursuant to the exercise of stock options.

As a beneficiary, Shares may be distributed to Mr. Maier in the future from the David Frisch Trust, Annette Frisch Trust and/or the Blanche F. Maier Estate in accordance with the terms of the governing documents of those Trusts or the Estate.

As reported on his initial Schedule 13D or Form 3’s, 4’s and 5’s filings, Mr. Maier acquired a portion of the Shares he owns beneficially through becoming a Co-Trustee of the David Frisch Trust, a Trustee of the Annette Frisch Trust and a Trustee of the three trusts for the benefit of his minor children, gifts and bequests, purchases of shares with his personal funds, awards and exercises of stock options granted pursuant to the Company’s employee stock option plans, and stock dividends. As reported in this Schedule 13D/A, Mr. Maier has recently acquired beneficial ownership of additional Shares by becoming the Executor of the Estate of Blanche F. Maier and General Partner of JBM. All shares owned beneficially owned by Mr. Maier are held as a long-term investment in the Company. Mr. Maier intends to continually review his investment in the Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares, exercising employee stock options to acquire additional Shares, and disposing of Shares.

Except as described herein, Mr. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,346,119 Shares of the Company issued and outstanding as of July 24, 2009, which includes 243,478 Shares which can be acquired pursuant to the exercise of stock options. Accordingly, as of July 24, 2009 (the “Reporting Date”), for the purposes of Reg. Section 240.13d-3, Mr. Maier is deemed to beneficially own 2,111,517 Shares, or approximately 39.5% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Mr. Maier has sole voting and dispositive powers over the 379,880 Shares (which includes 231,478 Shares which Mr. Maier has the right to acquire in the next 60 days pursuant to the exercise of employee stock options) he personally owns. As Trustee of the Annette Frisch Trust, Mr. Maier has the sole voting and dispositive powers over the 160,290 Shares owned by the Trust. As General Partner of JBM, Craig F. Maier has the sole power to vote and to direct the disposition of the 768,599 Shares owned by JBM. As Executor of the Estate of Blanche F. Maier, Craig F. Maier has the sole power to vote and direct the disposition of the 12,127 Shares owned by the Estate and the 12,000 Shares the Estate has the right to acquire pursuant to the exercise of stock options. As President and sole shareholder of Frisch New Richmond Big Boy, Inc., Craig F. Maier has the sole power to vote and direct the disposition of the 12,117 owned by Frisch New Richmond Big Boy, Inc. As Trustee, Mr. Maier has sole voting and dispositive power over the 2,307 Shares owned by three trusts for the benefit of his minor children.

As Co-Trustee of the David Frisch Trust, Mr. Maier has shared voting power and shared power to direct the disposition of the 764,197 shares owned by the David Frisch Trust with Karen F. Maier, the other Co-Trustee.

See response to Item 2 for information regarding Craig F. Maier. Karen F. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc. Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Maier is a United States citizen.

(c) On July 27, 2009, pursuant to the terms of his employment agreement with the Company, Mr. Maier received 1,747 Shares as part of his year-end bonus, which was timely reported on a Form 4 filed with the Securities and Exchange Commission.

(d) Craig F. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by himself, JBM, the Annette Frisch Trust, the Estate of Blanche F. Maier, Frisch New Richmond Big Boy, Inc. and the three Trusts for the benefit of his minor children. As a Co-Trustee of the David Frisch Trust, he shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Trust with Karen F. Maier, the other Co-Trustee.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the brother of Karen F. Maier, the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc. Craig F. Maier is also the Executor of the Estate of Blanche F. Maier, Co-Trustee of the David Frisch Trust, Trustee of the Annette Frisch Trust, General Partner of JBM,

President and sole shareholder of Frisch New Richmond Big Boy, Ind. and Trustee of three trusts created for the benefit of his minor children. Craig F. Maier does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	/s/ Craig F. Maier
Craig F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).